EXHIBIT 21.1

SUBSIDIARIES OF PROPEX FABRICS INC.

Each of the following is directly or indirectly wholly-owned by Propex Fabrics Inc.

1.	Propex Fabrics International Holdings I Inc. (Delaware)

2.	Propex Fabrics International Holdings I Inc. (Delaware)

3.	Propex do Brasil Ltda. (Brazil)

4.	Propex Fabrics Holdings do Brasil Ltda. (Brazil)

5.	Propex Fabrics Canada, Inc. (Canada)

6.	AFFC Magyarország Vagyonkezelo Korlátolt Felelösségü Társaság (Hungary)

7.	Amoco Fabrics Magyarország Termelö Korlátolt Felelösségü Társaság (Hungary)

8.	Amoco Fabrics GmbH (Germany)

9.	AFFC Mexico Holdings, S.A. de C.V. (Mexico)

10.	Amoco Fabrics & Fibers de Mexico, S.A. de C.V. (Mexico)

11.	Amoco Fibers & Fabrics Servicios, S.A. de C.V. (Mexico)